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TD Smart

TD Smart's mission is to democratize real estate investment, providing non-accredited investor and accredited investor alike an accessible entry point into a transparent, fee-free platform. Our goal is to leverage our expertise, extensive network, and streamlined processes to build a robust, ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Unlock Real Estate Wealth with TD Smart: Yo...

TD SMART

Raised	Days Left
$0	138

Launch — $10,000 Min — $1,000,000 Max

Overview | Team | About | Communication Channel | Updates

Business Description

Key Highlights:

1. Transparent, fee-free investment model
2. Proprietary technology offering an intuitive, seamless experience
3. Exclusive access to off-market properties and global investment opportunities
4. Path to IPO, supported by a $200M valuation

Overview:

TD Smart is a disruptive real estate investment platform that democratizes access to real estate opportunities for both accredited and non-accredited investors. Through our transparent, fee-free model, we simplify the investment process, offering low-entry investments starting at just $250. Our proprietary technology streamlines the experience, allowing investors to acquire equity shares or invest directly in specific real estate assets.

What sets TD Smart apart is our exclusive access to off-market properties, giving investors unique investment opportunities not available on traditional platforms. With a global reach and a commitment to diversifying portfolios, we provide investment opportunities that transcend geographical limitations.

TD Smart's platform is designed for growth, with a strategic focus on building a diversified portfolio that will eventually lead to an IPO. Already valued at $200M, we have rapidly gained traction, with 900+ investors and a broad audience eagerly awaiting the launch of our offerings.

TD Smart is transforming real estate investment by making it more accessible, transparent, and lucrative for a wide range of investors.


TD SMART
DIVERSIFY YOUR PORTFOLIO TODAY.
With TD Smart!

Problem

The Problem TD Smart is Solving:

Real estate investment has traditionally been exclusive and complex, creating significant barriers for many potential investors. High entry points, complex processes, and hidden fees limit access to lucrative real estate opportunities, especially for non-accredited investors.

Both accredited and non-accredited investors often struggle to navigate the traditional real estate market due to:

1. **High Capital Requirements**: The cost of entry is often too high, limiting access to only wealthy or institutional investors.
2. **Lack of Transparency**: Fees, unclear terms, and complex processes make it difficult for investors to understand where their money is going and how much they are truly paying.
3. **Limited Access to Off-Market Deals**: Traditional platforms and investment channels typically do not provide access to unique off-market properties that may offer higher returns.
4. **Geographical Limitations**: Many investors are limited to local or regional opportunities, preventing them from diversifying their portfolios globally.

These challenges restrict the growth potential of individual investors and exclude many from participating in high-potential real estate markets. TD Smart addresses these issues by offering a more accessible, transparent, and inclusive way to invest in real estate.

Security Type:
Equity Security

Price Per Share
$1.00

Shares For Sale
1,000,000

Post Money Valuation:
$201,200,000

Investment Bonuses!
N/A

Regulatory Exemption:
Regulation Crowdfunding – Section 4(a)(6)

Deadline:
June 30, 2025

Minimum Investment Amount:
$250

Target Offering Range:
$10,000-$1,000,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission



Solution

TD Smart Has the Solution

TD Smart simplifies and democratizes real estate investment by offering a transparent, fee-free platform that opens up opportunities to both accredited and non-accredited investors. Our platform tackles the traditional barriers to real estate investment with a combination of innovation, accessibility, and strategic advantages.

1. **Low Entry Point**: With investments starting as low as $250, we remove the high capital requirements, allowing a broader range of investors to participate.
2. **Transparent, Fee-Free Model**: Unlike traditional platforms that impose hidden fees, TD Smart operates with no additional charges, ensuring investors know exactly where their money is going.
3. **Proprietary Technology**: Our user-friendly platform, powered by proprietary technology, simplifies the investment process, making it easy for both novice and experienced investors to navigate and manage their portfolios.
4. **Equity Shares & Asset-Specific Investments**: Investors can choose to acquire equity shares in TD Smart or invest directly in specific real estate assets, offering flexibility and control over their portfolios.
5. **Exclusive Access to Off-Market Properties**: Through our extensive network, TD Smart provides unique access to off-market real estate opportunities, allowing investors to tap into potentially high-return assets not available through traditional channels.
6. **Global Investment Opportunities**: We offer a diverse range of real estate investments across different geographies, giving investors the chance to diversify their portfolios on a global scale, beyond local or regional limitations.

By leveraging these features, TD Smart provides a transparent, accessible, and diversified real estate investment experience that empowers investors to build and grow their wealth with ease.



TD SMART SERVES A DIVERSE CUSTOMER BASE:

Individual Investors
We welcome individual investors with a low $250 entry point, opening doors to real estate for everyone.

Small Businesses
Small businesses seeking diversification and extra income through real estate.

Experienced Investors
Experienced investors can leverage our expertise and diversified approach for real estate success.

Institutional Investors
Institutional investors like pension funds and trusts are welcome, enhancing their strategies with real estate investments.

Tech-Savvy Investors
Investors who value tech-driven innovation will find our platform irresistible.

Business Model

TD Smart is transforming real estate investment by offering a transparent, fee-free platform that makes real estate opportunities accessible to both accredited and non-accredited investors. **With a low entry point of just $250, we simplify the investment process and provide exclusive access to high-quality, off-market properties.** Our goal is to democratize the industry and offer a seamless, user-friendly experience for investors worldwide.

Our revenue model focuses on two key streams: equity shares in TD Smart and direct investments in real estate assets, including residential, commercial, and land projects. This allows investors to benefit from both company growth and potential returns from property appreciation and rental income. We operate with no fees, ensuring more value for our investors.

TD Smart invests in technology to create a smooth user experience and scales marketing efforts to attract a global investor base. We also prioritize operational efficiency and regulatory compliance to maintain a secure platform. Our unique access to off-market properties and global reach gives us a competitive edge in the market.

Looking ahead, TD Smart aims to build a diversified real estate portfolio with plans for an eventual IPO, providing liquidity and long-term value for our investors.



TD SMART SPECIALIZES IN DIVERSE REAL ESTATE INVESTMENT OPPORTUNITIES:

Single Family Residences
Single-family home investments offer stability and long-term rental income for reliable returns.

Multi Units
Multi-unit properties offer diversified rental income within a single investment.

Land Development
Land development investments capitalize on undeveloped land, potentially yielding profits through appreciation or development.

Commercial Properties
Commercial real estate investments offer higher rental income and capital appreciation opportunities.

Market Projection

The global real estate investment market is valued at **$10 trillion** and is projected to grow at a **6-7% CAGR** over the next five years (Source: Grand View Research). Additionally, the real estate crowdfunding market is expected to exceed **$15 billion** by 2027 (Source: ResearchAndMarkets). As interest in alternative investments rises, TD Smart is strategically positioned to capitalize on the growing demand for transparent, accessible real estate platforms.

With the increasing trend of democratized investment, TD Smart is tapping into a growing market of retail investors seeking low-cost, diversified access to real estate. Our fee-free model and off-market property offerings uniquely position us to capture a substantial share of the **$15 billion+ real estate crowdfunding** market.

Looking ahead, we anticipate substantial growth in our investor base, assets under management, and market presence, positioning TD Smart for success.



YOUR TICKET **TO REAL ESTATE**

REVOLUTIONIZING THE INDUSTRY

Competition

Leveraging Strengths to Stay Ahead!

TD Smart competes with **REITs**, **private equity firms**, **real estate crowdfunding platforms**, and **property developers**. While these players offer real estate investment opportunities, they often come with high fees, limited accessibility, or lack of transparency.

TD Smart stands out by offering:

- **Low entry points** ($250) making real estate accessible to non-accredited investors.
- **Diversified assets**, including off-market properties, for reduced risk and better returns.
- **Innovative tech** for a seamless user experience and easy investment tracking.
- **Full transparency** with no hidden fees, ensuring investors keep more of their returns.
- **Regulatory compliance**, offering a secure investment environment.

These advantages position TD Smart to disrupt the market and lead in accessibility, transparency, and investor value.

Competiton

TD Smart operates in a dynamic market with a diverse set of competitors:

- Real Estate Investment Trusts (REITs)
- Private Equity Real Estate Firms
- Smaller Investment Groups
- Property Developers
- Real Estate Crowdfunding Platforms
- Traditional Real Estate Brokerages

To stay ahead, TD Smart leverages the following strengths:

- Diversification Expertise
- Accessibility with a Low Entry Point
- Innovative Technology Utilization
- Transparency
- Extensive Market Exposure
- Adherence to Regulatory Compliance



Traction & Customers

Gaining Traction Quickly!

TD Smart has quickly gained significant traction, positioning itself as a leader in the democratization of real estate investment. With a robust and growing investor base, we've already secured over **900 investors** prior to the official launch of our fundraising platform. This early commitment reflects the strong demand for accessible, transparent real estate investment opportunities and validates our business model.

Our platform has generated widespread interest, attracting a **global audience** of both accredited and non-accredited investors. We've built a network of **10 million social media followers**, ensuring strong visibility and engagement. This online presence has enabled us to create a vibrant community of investors eager to participate in upcoming real estate projects.

In addition, TD Smart's unique value proposition—offering **exclusive access to off-market properties**—has been a key factor in attracting investors. Our partnerships with industry leaders have provided us with strategic access to high-potential deals, ensuring our platform offers unique and lucrative investment opportunities.

Investors

TD Smart is leveraging capital raised through strategic fundraising efforts to scale its platform and expand its real estate portfolio. Recently, we successfully completed a **Reg CF offering**, raising **$100K**, which will be allocated to key growth initiatives, including purchasing additional properties and enhancing our technology platform. These funds are essential for expanding our portfolio of off-market assets, which provides investors with unique, high-return opportunities.

In parallel, we are running a **Reg D offering**, targeting accredited investors to raise additional capital. The proceeds from this offering will primarily be used for **working capital**, **marketing efforts**, and further strengthening our network and partnerships within the real estate industry. This will enable us to increase our market presence, attract more investors, and scale the business effectively.

Terms

Up to $1,000,000 in Class B Non-Voting Common Stock at $1.00 per share with a minimum target amount of $10,000.

Offering Minimum: $10,000 | 10,000 shares of Common Stock
Offering Maximum: $1,000,000 | 1,000,000 shares of Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $1.00 per Share
Minimum Investment Amount (per investor): $250.00

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $250.00. The Company must reach its Target Offering Amount of $10,000 by June 30, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Overview Team About Communication Channel Updates

Taylor Timario

CEO/COO

Background

Taylor Timario is Chief Executive Officer and Chief Operating Officer of TD Smart. As a visionary leader, Taylor has harnessed innovative technologies to streamline the investment process, making it accessible to a wide range of investors. She is dedicated to furthering the company's mission to monopolize the real estate investment market. She oversees the day-to-day operations and strategic direction of the company. Her responsibilities include managing the company's real estate portfolios, making key investment decisions, leading a team of professionals, and ensuring the financial success and growth of the firm. She is also focused on developing and implementing innovative investment strategies to maximize returns for our clients and stakeholders.

Jennifer Timario

Director of Business Development

Background

Jennifer Timario is the Director of Business Development of TD Smart. She is the driving force behind our company's growth and strategic expansion. With a background deeply rooted in real estate, Jennifer has spent over a decade honing her skills and expertise. Her career journey has been defined by a relentless pursuit of lucrative investment opportunities, coupled with the ability to cultivate valuable partnerships and deliver impressive financial results.

Mason Timario

Social Media Campaign Manager

Background

Mason Timario is the Social Media Campaign Manager of TD Smart, his primary role is to strategize, create, and execute digital marketing campaigns on various social media platforms to promote the firm's services and properties. This includes developing content, managing advertising budgets, analyzing data, and engaging with the audience to generate leads and build brand awareness in the real estate investment industry.

Devan Timario

Community Manager

Background

Devan Timario is the Community Manager of TD Smart. Devan oversees social media platforms, engages with the online community, creates content, and monitors brand reputation to foster a positive online presence for the company.

Overview Team About Communication Channel Updates

Company Name

TD Smart

Location

15233 Ventura Blvd
Sherman Oaks, California 91403

Number of Employees

8

Company Website

Incorporation Type

C-Corp

State of Incorporation

DE

Date Founded

October 17, 2023